Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES

THIRD QUARTER 2008 RESULTS

          Tel Aviv, Israel, November 13, 2008 – Elron Electronic Industries Ltd. (Nasdaq: ELRN) (TASE: ELRN) (“Elron” or the “Company”) today reported financial results for the third quarter and first nine months of 2008.

          KEY BUSINESS AND FINANCIAL DEVELOPMENTS:

  Invested a total of $6.1 million in the third quarter; $70.6 million during the first nine months of 2008;

  Business developments in group companies included – Starling announcing a multi-year arrangement under which it may supply antennas for up to approximately $60 million; Brainsgate completing additional financing round led by Johnson & Johnson Development Corporation; Galil Medical signing a definitive merger agreement with Endocare (NASDAQ: ENDO);

  Loss for the third quarter totaled $23.5 million, primarily resulting from the losses of group companies.

          THIRD QUARTER 2008 FINANCIAL RESULTS:

          Elron’s net loss in the third quarter and first nine months of 2008 amounted to $23.5 million, or $0.79 per share, and $51.6 million, or $1.74 per share, respectively. Net loss in the third quarter and first nine months of 2007 amounted to $20.0 million, or $0.69 per share, and $16.7 million, or $0.57 per share, respectively. The net loss reported in the third quarter and first nine months of 2008 resulted mainly from $20.4 million and $44.2 million of losses, respectively, recorded with respect to Elron’s group of companies, which included impairment charges in the aggregate amount of $8.8 million and $11.5 million, respectively.

          The net loss in the third quarter and first nine months of 2007 resulted mainly from $18.0 million and $31.9 million of losses, respectively, recorded with respect to Elron’s group of companies which included $8.3 million impairment charges. The loss in the first nine months of 2007 was offset mainly by a $9.1 million gain, net of tax, from the merger between NetVision, Barak and GlobCall which was completed in the first quarter of 2007 and a gain, net of tax, of $4.1 million from the sale of real estate in the second quarter of 2007.

          INVESTMENTS DURING THE FIRST NINE MONTHS OF 2008:

          During the first nine months of 2008, Elron invested $70.6 million in its group companies which included the purchase of 5% of Given Imaging Ltd. then outstanding shares for $24.5 million and a $4 million investment in RDC – Rafael Development Corporation Ltd. (“RDC”), Elron’s 50.1% held subsidiary, in connection with the agreement between Elron and Rafael Advanced Defense Systems Ltd. signed in December 2007. Other investments in existing group companies included BrainsGate Ltd., Medingo Ltd., Aqwise – Wise Water Solutions Ltd., BPT (Bio-Pure Technology) Ltd., Safend Ltd., Impliant Inc., Pocared Diagnostics Ltd., Wavion Inc., Atlantium Inc., ChipX, Inc. and 3DV Systems Inc., as well as investments in two new companies, PLYmedia Inc. and Kyma Medical Technologies Ltd.

          RECENT NOTABLE DEVELOPMENTS IN GROUP COMPANIES:

          Starling Advanced Communications Ltd., a developer and manufacturer of innovative airborne broadband antenna systems, announced on September 23, 2008 that an international communication service provider signed a detailed non-binding agreement with EMS, a satellite communications systems manufacturer, for the supply of innovative, two-way Ku band antenna systems for aircraft over a period of seven years. The antenna systems to be supplied will incorporate Starling’s technology pursuant to the agreement signed between Starling and EMS. Starling estimates the value of its share in the non-binding agreement, if fully executed, at approximately $60 million. There can be no assurance that any purchase orders will be issued.

          On September 28, 2008 Elron announced a framework for the execution of several actions, the purpose of which is to strengthen the financial position of Starling, including the purchase by Elron of Starling Convertible Debentures in private transactions and by way of a tender offer for a total amount of approximately NIS 16 million (approximately $4.4 million). In addition, Elron and RDC extended a loan to Starling in the amount of up to $2 million.

          BrainsGate, a developer of a broad treatment platform technology for brain diseases, completed in August 2008 a $27.5 million financing round led by Johnson & Johnson Development Corporation (JJDC) joined by VC-Fund Agate Medical Investments LP. Elron’s portion in this round amounted to $6.5 million. Following the financing round, Elron holds 23.3% of BrainsGate’s outstanding shares.

          Galil Medical, a developer of minimally invasive cryotherapy systems and solutions, announced on November 10, 2008 that it has signed a definitive merger agreement with Endocare, Inc. (NASDAQ: ENDO), the terms of which call for a stock-for-stock merger transaction. The exchange ratio in the merger gives Galil Medical stockholders 48% of the post-merger stock. Prior to the financing transaction (described below), upon the closing of the merger, if completed, Elron and RDC together will hold approximately 7.7% of the merged company. Upon the closing of the merger, Endocare announced that it will sell $16 million of newly issued shares of its common stock in a private placement to several current investors of Endocare and Galil Medical. The merger will combine the complementary clinical, technological and marketing strengths of the two companies, which both have expertise in cryoablation, forming a company whose pro forma combined revenues and gross profit in the twelve months ended September 30, 2008 were approximately $55.6 million and $39.1 million. The transactions are expected to close in the first quarter of 2009. There is no assurance that the merger will be completed.

          As of September 30, 2008, Elron’s cash, debentures and deposits amounted to approximately $9.3 million compared with $55.2 million at December 31, 2007. In the second quarter of 2008, Elron secured a $30 million bank credit facility, all of which was utilized as a long-term loan as of September 30, 2008.

          On October 30, 2008 Elron entered into a loan agreement with its principal shareholder, Discount Investment Corporation Ltd. (“DIC”), which holds approximately 49% of Elron’s outstanding shares, pursuant to which DIC will provide Elron with a loan in an amount equivalent to $6 million. The granting of the loan is subject to receipt of all required corporate approvals.

          Shareholders’ equity at September 30, 2008, was approximately $215.4 million, which represented approximately 71% of Elron’s total assets, compared to approximately $265.8 million, representing approximately 89% of Elron’s total assets at December 31, 2007.

          Doron Birger, Elron’s Chief Executive Officer stated: “The ongoing global financial crisis and economic downturn create challenges for our young technology group companies, despite the business and technological progress achieved to date. These times require our group companies to keep a tight rein on expenses, while preserving cash, without compromising their long term growth prospects. We, at Elron, are currently reviewing a variety of alternatives to raise the necessary resources in order to support our group companies. As required, we are constantly monitoring our companies and their operating environment and may amend, if necessary, their carrying value should a longer term crisis affect certain companies’ valuation or growth prospects. We do, however, remain confident in the long term potential of our group, and will continue to work with our companies to accompany them through this difficult time.”

          CONFERENCE CALL DETAILS:

          Elron will be hosting a conference call on Thursday, November 13, 2008 at 10:00 am ET (7:00am PT, 3:00pm UK time, 5:00 pm Israel time) to discuss its second quarter 2008 results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences.
           US: 1 866 345 5855, UK: 0 800 404 8418; Israel: 03 918 0609; International: +972 3 918 0609.
          For your convenience, a replay of the call will be available for two days following the call. The replay numbers are: 1 888 326 9310 (US), 0 800 028 6837 (UK) and +972 3 925 5937 (International). A replay of the call will also be available from a link on Elron’s website.

ABOUT ELRON ELECTRONIC INDUSTRIES:

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

COMPANY CONTACT:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-607555
elron@elron.net

          Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants.

**** FINANCIAL TABLES FOLLOW ****

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

          In thousands of U.S. Dollars

	September 30,	December 31,
	2008	2007
	Unaudited

ASSETS
Total current assets	$46,124	$82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	155,159	131,351
Investments in other companies and long-term receivables	83,574	73,718
Deferred taxes	15	2,204
Severance pay deposits	3,854	1,808

Total long-term assets	242,602	209,081

PROPERTY AND EQUIPMENT, NET	4,347	1,936

INTANGIBLE ASSETS	9,328	5,524

Total assets	$302,401	$298,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	$26,287	$21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	33,389	2,244
Accrued severance pay and retirement obligations	4,904	2,451
Convertible Debentures	7,022	-
Deferred taxes	-	373

Total long-term liabilities	45,315	5,068

MINORITY INTEREST	15,444	6,614

Total Shareholders’ Equity	215,355	265,817

Total liabilities and shareholders’ equity	$302,401	$298,947

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars, except share and per share data

	Nine months ended		Three months ended		Year ended
					December
	September 30,		September 30,		31,

	2008	2007	2008	2007	2007

	Unaudited

INCOME
Net revenues	$3,539	$3,163	$1,266	$999	$4,371
Equity in losses of affiliated companies	(12,068)	(13,827)	(2,080)	(5,478)	(20,416)
Gain (loss) from disposal of businesses
and affiliated companies and changes
in holdings in affiliated companies,
net	(31)	12,515	(184)	(26)	14,854
Other income (expenses), net	(10,706)	(2,538)	(8,865)	(8,668)	(3,214)
Financial income, net	2,460	2,586	1,220	781	3,945

	(16,806)	1,899	(8,643)	(12,392)	(460)

COSTS AND EXPENSES	47,951	22,093	15,497	8,537	34,341

Income (loss) before taxes on income	(64,757)	(20,194)	(24,140)	(20,929)	(34,801)
Tax benefit (Taxes on income)	(1,257)	(471)	(1,159)	97	(7,544)
Income (loss) from continuing operations
after taxes on income	(66,014)	(20,665)	(25,299)	(20,832)	(42,345)
Minority interest in losses of subsidiaries	14,419	3,995	1,782	786	5,250
Net income (loss)	(51,595)	(16,670)	(23,517)	(20,046)	(37,095)

Income (loss) per share:
Basic:
Net income (loss)	(1.74)	(0.56)	(0.79)	(0.68)	(1.25)

Diluted:
Net income (loss)	(1.74)	(0.57)	(0.79)	(0.69)	(1.27)

Weighted average number of ordinary
shares used in computing basic net
income (loss) per share (thousands)	29,650	29,609	29,650	29,621	29,619
Weighted average number of ordinary
shares used in computing diluted net
income (loss) per share (thousands)	29,650	29,609	29,650	29,621	29,619